AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1999


                          Registration No.:  0-266932

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     POST-EFFECTIVE AMENDMENT TO FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUER
                          UNDER SECTION 12(B) OR (G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              ____________________


                                  PHOTOLOFT.COM
                 (Name of Small Business Issuer in its Charter)

         NEVADA                                              87-0431036
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                            Identification Number)


          300 ORCHARD CITY DRIVE, SUITE 142 CAMPBELL, CALIFORNIA  95008
              (Address of Principal Executive Offices and Zip Code)

                    Issuer's Telephone Number: (408) 364-8777


Securities to be registered pursuant to Section 12(b) of the Act:


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common stock, par value $.001 per share


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      ITEM 15(b)     EXHIBITS

The  following  exhibits  are  filed  with  this  registration  statement:

Exhibit  No.                 Exhibit  Name
------------                 -------------

*2.1 Agreement and Plan of Reorganization dated as of February 17, 1999 by and among Data Growth, Inc. Gary B. Peterson and the Registrant.

*3.1     Articles  of  Incorporation  of  the  Registrant.

*3.2 Certificate of Amendment to the Articles of Incorporation of the Registrant.

*3.3     By-Laws  of  Registrant.

*4.1     Sample  Stock  Certificate  of  the  Registrant.

*4.2     See  Exhibit  Nos.  3.1,  3.2  and  3.3.

*10.1    Form  of  Series  A  preferred  stock  Purchase  Agreement

*10.2 Series B preferred stock Purchase Agreement dated August 1, 1996 by and among Kris Chellam and the Registrant.

*10.3 OEM/ Re-Marketing Agreement, dated November 15, 1996, by and between ArcSoft, Inc. and the Registrant.

*10.4 Software License Agreement, dated January 22, 1997 by and between Seattle Filmworks, Inc, and the Registrant.

*10.5 Online Distribution Agreement, dated April 24, 1997 by and between KC Audio and the Registrant.

*10.6 OEM License Agreement, dated May 22, 1998, by and between AITech International and the Registrant.

*10.7 Series C Preferred Stock Purchase Agreement dated June 5, 1997 by and among Gary Kremen and the Registrant.

*10.8 Distribution and Re-Publishing Agreement dated October 17, 1997 by and between Softpool, a division of infoMedia GmbH and the Registrant.

*10.9 Engagement letter dated October 24, 1997 between Gary Kremen and the Registrant.


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*10.10    Letter  Agreement  dated  February  12,  1998  by and between Venture
          Banking  Group  and  the  Registrant.

*10.11 Distribution Agreement dated March, 1998 by and between Kuni Research International Corporation and the Registrant.

*10.12 Lease Agreement dated July 8, 1998 by and between The Manufacturer's Life Insurance Company, (U.S.A.) Company, Ltd., and the Registrant.

10.13     [Intentionally Blank/Updated Form of Agreement Filed as Exhibit 10.32]

*10.14 Sublease Agreement dated September 1, 1998 by and between Surefire Verification, Inc. and the Registrant.


10.15     [Intentionally Blank/Updated Form of Agreement Filed as Exhibit 10.33]


*10.16    Amendment  to  an  Agreement  with Infomedia, dated January 15,  1999.

*10.17 Sublease Agreement dated February 1, 1999 by and between Summit Microelectronics and the Registrant.

*10.18 Amendment No. 1 to Consulting Services Agreement (Exhibit 10.15 above), dated February 9, 1999 by and between Hewlett-Packard Company and the Registrant

*10.19    Letter  Agreement,  dated  February  10, 1999 by and between Bay  Tree
          Capital  Associates,  LLC  and  the  Registrant.

*10.20 Employment Agreement dated February 26, 1999 by and between Mr. Jack Marshall and the Registrant.

*10.21    Stock  Option  Plan  of  the  Registrant.

*10.22 Form of Stock Option Agreement issued under the Stock Option Plan of the Registrant.

*10.23 Stock Option Agreement dated July 1, 1999 by and between Chris McConn and the Registrant

*10.24 Stock Option Agreement dated July 1, 1999 by and between Jack Marshall and the Registrant

*10.25 Co-Branded Marketing Agreement, dated March 8, 1999, by and between Picture Works and the Registrant.

*10.26 Co-Branded Marketing Agreement, dated March 11, 1999 between Umax Technologies, Inc. and the Registrant.


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*10.27    Internet  Services and Co-Location Agreement, dated March 15, 1999 by and  between  AboveNet  Communications,  Inc.  and  the  Registrant.

*10.28 Cowabunga Reciprocal web site Linking Agreement, dated April,1999 by and between Cowabunga Enterprises, Inc., a wholly owned subsidiary of Gateway 2000, Inc. and the Registrant.

*10.29 Representation Agreement, dated April 26, 1999, by and between ADSmart Network and the Registrant.

*10.30 Co-Branded Marketing Agreement, dated May 3, 1999, by and between Tribal Voice and the Registrant.

*10.31 Co-Branded Marketing Agreement, dated May 12, 1999, by and between, Netopia, Inc. and the Registrant.

*10.32 Agreement, dated July 31, 1998, by and between Digital Equipment Corporation and the Registrant.


*10.33 Consulting Services Agreement, dated October 22, 1998 by and between Hewlett-Packard Company and the Registrant.

*10.34 Loan and Security Agreement, dated September 27, 1999 by an between Aerofund Financial, Inc. and the Registrant.

*10.35 Subscription Agreement, dated December 1999, by and between John C. Marshall, Martha Ann Marshall and the Registrant.

*10.36 Warrant Agreement dated December 1999, by and between John C. Marshall, Martha Ann Marshall and the Registrant.

*10.37 Subscription Agreement, dated December 1999, by and between Barbara Marshall and the Registrant.

*10.38 Warrant Agreement dated December 1999, by and between Barbara Marshall and the Registrant.

*10.39 Subscription Agreement, dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.

*10.40 Warrant Agreement dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.

*10.41 Stock Option Agreement dated December 1999, by and between Lisa Marshall, Don Welsh and the Registrant.


*21.1     Subsidiaries  of  the  Company

*27.1     Financial  Data  Schedule


*Previously  filed  with  the  SEC.

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                                   SIGNATURES


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this post-effective amendment to registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PHOTOLOFT.COM
                                      (Registrant)



Date:  February 17, 2000                   By:  /s/  Jack  Marshall
                                          --------------------------------------
                                               Jack  Marshall,  Chief  Executive
                                               Officer,  President and Treasurer



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